SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 0-4466

The GEO Group, Inc. 401(k) Plan

The GEO Group, Inc.

(Name of issuer of securities held pursuant to the Plan)

One Park Place, 621 NW 53rd Street, Suite 700
Boca Raton, Florida 33487
(Address of principal executive offices)

THE GEO GROUP, INC.
401(K) PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2005

THE GEO GROUP, INC. 401(K) PLAN

DECEMBER 31, 2005

Page
Report of Independent Registered Public Accounting Firm	1

Financial statements:
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3

Notes to financial statements	4

Supplemental Schedules:

Schedule of assets (held at end of year)	9

Schedule of loans or fixed income obligations in default or classified as uncollectible	10

Report of Independent Registered Public Accounting Firm
To the Plan Sponsor
The GEO Group, Inc. 401(k) Plan
Boca Raton, Florida
We have audited the accompanying statements of net assets available for benefits of The GEO Group, Inc. 401(k) Plan as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The GEO Group, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules on Pages 9 and 10 as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Aidman, Piser & Company, P.A.
May 25, 2006

THE GEO GROUP, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
Assets:
Investments, at fair value:
Common/collective trusts	$5,760,373	$5,292,280
Pooled/mutual funds	15,026,504	13,432,523
The GEO Group, Inc. common stock	2,310,037	2,749,728

	23,096,914	21,474,531

Participant loans	1,705,044	1,434,243
Receivables:
Participant	—	282,975
Employer	60,149	93,864
Other	—	14,828

Total assets	24,862,107	23,300,441

Liabilities:
Accrued expenses	—	2,336

Total liabilities	—	2,336

Net assets available for benefits	$24,862,107	$23,298,105

See notes to financial statements.

THE GEO GROUP, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Additions to net assets attributed to:
Investment income:
Interest and dividends	629,434
Net appreciation in fair value of investments	243,670

873,104

Contributions:
Participant	3,151,670
Employer	695,662

3,847,332

Total additions	4,720,436

Deductions from net assets attributed to:
Benefits paid to participants	3,156,434

Total deductions	3,156,434

Net increase	1,564,002

Net assets available for benefits:
Beginning of year	23,298,105

End of year	$24,862,107

See notes to financial statements.

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
1.	Plan description:

Plan description:

The GEO Group, Inc. 401(k) Plan, (the “Plan”) was amended and restated on January 1, 1999 by The GEO Group, Inc. (the “Company”) as a defined contribution plan. The Plan is subject to the provisions of the Employment Retirement Security Act of 1974 (“ERISA”).

The following is a summary of major plan provisions. Participants should refer to the Plan document for more complete information.

Participation:

An employee age 18 or older is eligible to participate in the Plan on the first day of the payroll period following the date of employment.

Contributions and allocations:

The Plan permits tax-deferred contributions of from 1% to 30% of a participant’s annual compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Amounts contributed by participants are fully vested when made. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.

The Company may contribute to the Plan either annual or monthly matching contributions on behalf of participants who made elective deferrals during such period in an amount determined annually by the Company’s management. The Company may, at its discretion, designate a different matching contribution formula for participants at each separate work site, and/or participants with different job classifications. In order to be entitled to an allocation of the Company’s annual matching contribution, participants, as defined under the Plan, must be employed on the last day of the Plan year. Also, the Company, at its discretion, may make a basic voluntary contribution to the Plan each year. Total participant contributions are subject to certain limitations established by the IRC.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances as of the date of the allocation.

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
1.	Plan description (continued):

Participant loans:

Participants may borrow from their fund accounts a minimum of $1,000 not to exceed the lesser of $50,000, or 50% of their vested account balance. A loan is repayable through payroll deductions over a period of no more than five years, unless it is used to acquire a principal residence, in which case the repayment period may not exceed ten years. The loans are secured by the balance in the participant’s vested account. The interest rates on loans outstanding as of December 31, 2005 ranged from 5.0% to 8.0% and as of December 31, 2004 ranged from 5.0% to 6.0%. Participant loans are valued at cost which approximates fair value.

Forfeitures:

Forfeitures are used to reduce employer contributions. Forfeitures of approximately $16,000 and $20,000 were used to reduce the employer contributions due to the Plan during the years ended December 31, 2005 and 2004, respectively.

Vesting:

Participants who are employed at South Florida State Hospital facility vest 100% immediately in the Company’s contributions. All other Plan participants vest in the Company’s contributions upon completion of three or more years of service. Additionally, Company contributions become fully vested upon normal retirement age, as defined by the Plan, death, or termination of employment as a result of a total or permanent disability.

Payment of benefits:

Eligible participants may elect to receive benefits in a lump-sum payment, a series of payments within one calendar year, a series of annual installments of approximately equal amount to be paid over a period of five to ten years, or may be used by the employee to purchase an immediate or deferred annuity. The amount of benefits paid will be determined by the balance in the participant’s Plan account at the date of retirement, termination, death or disability.

2.	Summary of significant accounting policies:

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
2.	Summary of significant accounting policies (continued):

Investments, investment valuation and income recognition:

The Plan’s investments are stated at fair value determined using the quoted closing or last bid prices on the last day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits:

Benefit claims are recorded when they have been processed and approved for payment by the Plan.

3.	Investments:

Investments that represent 5% or more of the net assets available for benefits at December 31, 2005 and 2004 are as follows:

	2005		2004
		Market		Market
	Shares	Value	Shares	Value
Dreyfus Capital Preservation Fund	5,758,146	$5,758,146	5,292,280	$5,292,280
Dreyfus Appreciation Fund	52,957	2,105,025	50,948	1,971,171
Dreyfus Basic S & P500 Stock Index Fund	149,163	3,864,819	143,734	3,613,483
Dreyfus Emerging Leaders Fund	65,131	2,697,055	55,752	2,465,921
Templeton Foreign Fund	118,569	1,503,454	89,176	1,096,863
PIMCO Total Return Fund	133,206	1,398,666	118,442	1,263,776
Janus Olympus Fund	41,308	1,350,351	40,474	1,158,784
The GEO Group, Inc. Common Stock	100,743	2,310,037	103,451	2,749,728
During 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Net
Appreciation
(Depreciation)
In Fair Value
Pooled/mutual funds	$600,084
Common stock	(356,414)

$243,670

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
4.	Collective trust:

The Dreyfus Capital Preservation Fund is a collective investment trust that invests mainly in Guaranteed Investment Contracts (“GIC”). A GIC is a general obligation of an insurance company, which agrees to pay a guaranteed rate for the term of the contract and to return principal at maturity. This fund may also invest in repurchase agreements, private placements, certificates of deposit, commercial paper, shares of registered investment companies, bank investment contracts and corporate investment contracts. The Dreyfus Capital Preservation Fund is fully benefit-responsive and, in accordance with Statement of Position No. 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans”, is recorded at contract value, which approximates fair value. Contract value represents contributions under the contract plus accrued interest. There are no reserves against contract value for credit risk of the issuers of the contracts or otherwise. The crediting interest rate and average effective yield on this account approximates 4% for 2005.

5.	Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

6.	Income tax status:

The Internal Revenue Service has determined and informed the Company by a letter dated December 18, 2002, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Administrative expenses:

Substantially all costs of administering the Plan are paid directly or reimbursed by the Company. Administrative expenses of approximately $50,000 were paid by the Company for the year ended December 31, 2005.

8.	Party-in-interest transactions:

Certain Plan investments are shares of pooled/mutual funds managed by The Dreyfus Company Trust Company, a subsidiary of Mellon Bank. Mellon Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
9.	Risks and uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

THE GEO GROUP, INC. 401(K) PLAN
(Plan Number 001, Employer Identification Number 65-0043078)
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

	(b)	(c)	(e)
		Description of investment
	Identity of issue	including maturity date,
	borrower, lessor or	rate of interest, collateral,	Current
(a)	similar party	par or maturity value	value
		Common/Collective Trusts:
*	The Dreyfus Trust Company	Dreyfus Capital Preservation Fund	$5,758,146
		TBC Inc. Pooled Employer Daily Variable Rate	2,227

			5,760,373

		Pooled/Mutual Funds:
*	The Dreyfus Trust Company	Dreyfus Appreciation Fund	2,105,025

*	The Dreyfus Trust Company	Dreyfus Basic S&P500 Stock Index Fund	3,864,819

*	The Dreyfus Trust Company	Dreyfus Premier Balanced Fund	1,192,497

*	The Dreyfus Trust Company	Dreyfus Emerging Leaders Fund	2,697,055

	Franklin Templeton	Templeton Foreign Fund	1,503,454

	MAS Funds	MAS Midcap Value Fund	914,637

	PIMCO Funds Distributors, LLC	PIMCO Total Return Fund	1,398,666

	Janus Distributors, Inc.	Janus Olympus Fund	1,350,351

			15,026,504

		Common Stock:
	The GEO Group, Inc.	The GEO Group, Inc.	2,310,037

		Participant Loans:
		Participant loans (interest rates of 5.0%
	Participant loans	to 8.0%, maturing no later than 2010)	1,705,044

		Total	$24,801,958

*	Represents party-in-interest to the Plan

The GEO Group 401(k) Plan
Schedule G, Part I — Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
December 31, 2005

			Amount Received During
			Reporting Year				Amount Overdue
						(g) Detailed
						Description of Loan
						Including Dates of
						Making and
						Maturity, Interest
						Rate, the Type and
						Value of
						Collateral, and
						Renegotiation of
						the Loan and the
						Terms of the
						Renegotiation and
	(b) Identity and	(c) Original Amount			(f) Unpaid Balance	Other Material
(a)	Address of Obligor	of Loan	(d) Principal	(e) Interest	at End of Year	Items.	(h) Principal	(i) Interest
	ALLEN,TIMMY	2,025	—	—	1,231	—	1,231	105
	ALLEN,TIMMY	1,067	—	—	971	—	971	141
	BARBEY,CRYSTAL	2,100	223	38	1,093	—	1,093	282
	BRINN,DANIEL	2,500	2,399	241	351	—	351	5
	CAMPBELL,CATHY	5,025	749	86	3,306	—	3,306	168
	CHALMERS,LUDENA	3,000	560	49	2,110	—	2,110	80
	CHERRY,ROBBINS L	4,000	1,375	1,337	459	—	459	5
	CHERRY,ROBBINS L	1,000	392	378	192	—	192	4
	DEMATTOS,CAROLP	1,794	73	0	17	—	17	0
	EDWARDS,LINDA I	3,825	370	99	3,300	—	3,300	384
	FLIPPIN,KIMBERLY	5,419	—	—	4,713	—	4,713	553
	JOHNSON,JIMMY D	3,000	213	198	1,346	—	1,346	48
	JOHNSON,JIMMY D	2,025	332	308	838	—	838	28
	JORDAN,YOLANDA T	1,025	—	—	562	—	562	13
	MANESS,BONNIE	7,697	848	132	5,276	—	5,276	363
	MENDOZA, MARILYN	11,000	320	66	7,917	—	7,917	749
	MENDOZA, MARILYN	5,523	192	39	4,915	—	4,915	564
	SCARLETT-HAMILTO	1,400	552	547	0	—	0	0
	SMITH,WILLIE	5,957	—	—	5,796	—	5,796	823
	SMITH,WILLIE	5,957	—	—	5,796	—	5,796	823
	BOYER,BRYAN	14,825	—	—	14,825	—	14,825	1,869
	BRACY,ALEXIS D	2,520	—	—	2,520	—	2,520	288
	CAMPBELL,CATHY	20,000	—	—	20,000	—	20,000	2,098
	CASEY,CARRIE	3,500	—	—	3,500	—	3,500	460
	JENKINS,DAVID B	2,823	—	—	2,823	—	2,823	98
	JORDAN,YOLANDA T	2,250	—	—	2,250	—	2,250	295
	MILORD, BEVERLEY	1,700	—	—	1,700	—	1,700	150
	PICKETT,FRED	3,100	—	—	3,100	—	3,100	428
	SPARKS,CHARLES	7,400	—	—	7,400	—	7,400	1,486
	SPELLS,MARGARET	1,000	—	—	1,000	—	1,000	104
	WHITAKER,MARSHEI	4,600	—	—	4,600	—	4,600	826
	WILLIAMS,ESTHER	1,000	—	—	1,000	—	1,000	60
	GALLEGO, CARLA	1,535	—	—	1,535	—	1,535	42
	FORREST,DAVID M	14,000	—	—	14,000	—	14,000	762
	TOUSANT,BELINDA	1,000	—	—	429	—	429	28
	TOUSANT,BELINDA	1,000	—	—	901	—	901	41
	LOFTON,YOLENE	1,194	819	—	375	—	375	4
	VIOLETTE,LINDA	1,200	—	—	1,127	—	1,127	141

		159,986	9,418	3,517	133,274		133,274	14,317

Note: The Geo Group 401(k) will consider any defaulted loans to be deemed distributions in the subsequent year in order to address these defaults.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The GEO Group, Inc. 401(k) Retirement Plan
Date: June 29, 2006	/s/ John G. O’Rourke
JOHN G. O’ROURKE
Plan Administrator